SAVE CRACKER BARREL

Biglari Capital Corp.

October 24, 2025

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Biglari Capital Corp. and its affiliates (collectively, "Biglari Capital," "us," "we") and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. ("Cracker Barrel," "CBRL," or the "Company"). Biglari Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Biglari Capital's conclusions. Biglari Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Biglari Capital disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Biglari Capital herein are based on assumptions that Biglari Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Biglari Capital currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that causes Biglari Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Biglari Capital discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Biglari Capital expressly disclaims any obligation to update such information.

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Table of Contents

Timeline of Events



Aug '23	Mar '24	May '24	Oct '24	Nov '24	Nov '24 - June '25
CEO Julie Masino assumed charge as CEO-elect	*Biglari Capital advocated CBRL not to pursue remodeling initiatives*	CBRL announced a $700 million Strategic Transformation Plan (the "Transformation Plan" or "Plan")	*Biglari Capital warned CBRL to refrain from remodeling; instead focus on food quality and service*	CBRL defended the Plan and opposed Biglari Capital and his nominees at the Shareholder Meeting	CBRL reiterated that the Plan was working

19 Aug '25	Aug '25	26 Aug '25	Aug - Sep '25	9 Sep '25	17 Sep '25	8 Oct '25
CBRL launched new logo as part of a rebranding campaign	Launch led to an unprecedented customer and political backlash against new logo/rebranding	New logo retired and Old Timer logo restored	Customer backlash against store redesigns	CBRL suspended remodeling of stores	CBRL announced FY2025 results. Materially reduced FY2026 guidance and suspended FY2027 guidance	*Biglari Capital announces withhold campaign*

Source: Biglari Capital; Company SEC filings

Executive Summary

CEO Julie Masino has destroyed shareholder value

Mkt Cap. $2 billion	➢ Julie Masino appointed CEO-elect (August 7, 2023)
$821 million[1]	➢ 2 years later (October 23, 2025)

➢ **$1.2 billion in shareholder value destroyed**

➢ **When will the Cracker Barrel board of directors (the "Board") hold management accountable?**

1. Market cap data based on FactSet, measured from August 7, 2023 to October 23, 2025.

The need for change at Cracker Barrel

- In August 2025, shareholders witnessed the botched rollout of rebranding and remodeling initiatives – foundational pillars of the $700 million Transformation Plan.

- The ill-advised effort and the unprecedented backlash that followed severely fractured Cracker Barrel's relationship with customers. It reaffirmed our view that CEO Julie Masino, the architect of the Transformation Plan, is not the right person to lead Cracker Barrel. Since her appointment as the CEO-elect in August 2023:

  - **$1.2 billion of shareholder value destroyed[1];**

  - **$24 million in strategic transformation initiative expenses wasted;**

  - **May 2024 guidance of improved adjusted EBITDA in the second half of fiscal 2026 and further acceleration in fiscal 2027 was lowered to between $150 million and $190 million in fiscal 2026 – the lowest in a decade – and all guidance for 2027 was withdrawn;**

  - **Guest traffic decline is estimated to be up to 7% in fiscal 2026; and**

  - **The overwhelming majority of independent analysts have a Hold/Sell rating for Cracker Barrel[2]**

- Management continues to make excuses, downplay its failures and mislead shareholders that the plan is somehow working, despite overwhelming evidence of its colossal failure – **can shareholders believe what management says?**

- We strongly believe the Company needs a new CEO who understands and respects Cracker Barrel and who has a proven track record of turning around company-operated restaurants

Source: Company SEC filings
1. Market cap data based on FactSet, measured from August 7, 2023, to October 23, 2025.
2. FactSet data as of October 23, 2025

Cracker Barrel's future depends on accountability

- The Board has flagrantly evaded accountability and has further restricted the rights of shareholders by enacting changes to the bylaws designed to entrench the Board.

  - It has already amended the Bylaws and is just putting the amendments to a shareholder vote **solely on an advisory basis**, so even if shareholder reject the proposal, the Bylaw amendments could nonetheless remain in place

- It is time for shareholders to send a resounding message to the Board regarding the failed rollout of the Transformation Plan by voting **AGAINST** two of its members who were best positioned to avoid this calamity:

  - **CEO Julie Masino, the author and architect of the Strategic Transformation Plan and the one most responsible for its failed execution; and**

  - **Gilbert Dávila, the Board's proclaimed expert in marketing and brand management.**

- Cracker Barrel's total shareholder return **(TSR) has declined approximately 45% since Ms. Masino assumed the role of CEO-elect** in August 2023, and **approximately 44% since director Gilbert Dávila was elected** to the Board in July 2020[3].

- This campaign is an opportunity for governance teams at institutional investors to think like true owners and hold Cracker Barrel's failed Board and management accountable.

3. FactSet. Measured from August 7, 2023, to September 18, 2025, for CEO Julie Masino. Measured from July 10, 2020, to September 18, 2025, for Gilbert Dávila

The Board's bylaw amendments restricts shareholder rights and signals disregard for shareholder oversight and governance best practices

Proposal 6: Ineligibility Provision

Prohibits the re-nomination of any nominee who fails to receive the threshold for favorable votes of votes cast pursuant to the following:

Vote Threshold – Fails to receive the favorable votes of at least:	Ineligibility Period
20%	3 years
25% (but not less than 20%)	2 years

Proposal 7: Mutual Reimbursement Provision

Establishes parameters for reimbursement for documented out-of-pocket costs and expenses related to shareholder nomination of candidates pertaining to **any two shareholder** meetings where directors are elected **during any 5-year period**

Subject to Vote Threshold	Nominee Support	Reimbursement	Reimbursement Limit
Each Nominee	Less than 25% of votes cast	Shareholder Reimburses Company	$5 Million
Each Nominee	Above 25% but not elected to Board	No Reimbursement	None
Any Nominee	Elected to Board	Company Reimburses Shareholder	$5 Million

- We believe that both of these bylaws place the Board and management interests ahead of those of the shareholders.
- Moreover, the bylaws are unprecedented in scope and aimed at making it increasingly difficult to shareholders to hold management and Board accountable to repeated failures.
- We do not believe that any exercise of shareholder rights should be hindered or restricted.
- Accordingly, we are urging shareholders to vote AGAINST the Board's prior adoption of these restrictive bylaws and hold the Board accountable for their adoption in the first place.

Source: Company Bylaws and SEC filings

It is clear to us that the Transformation Plan failed because it was built on a faulty premise and flawed understanding of Cracker Barrel brand

*" ….. **we're just not as relevant as we once were**."*

"Historically, Cracker Barrel has made limited changes to our design aesthetic, and we've probably relied a little too much on what was perceived to be the timeless nature of our concept."

- *Cracker Barrel Business Update call transcript, May 16, 2024*

"Cracker Barrel's strategic transformation plan is grounded in a clear understanding of what guests love about Cracker Barrel, what we can do to further delight our existing guests, and how we can attract new ones. This understanding is derived from the comprehensive, data-driven analysis of the business that Ms. Masino made her first priority upon appointment as CEO."

- *Cracker Barrel letter to shareholders, November 4, 2024*

References to the $700 million Transformation Plan in Cracker Barrel's own words...

Cracker Barrel Investor Presentation (Oct. 2024)



"Capital expenditures over the three-year period of fiscal 2025 through fiscal 2027 of approximately $600 million to $700 million, which assumes the Company's store remodel initiative accelerates significantly following the test of 25-30 stores in fiscal 2025."

Cracker Barrel Press Release: May 16, 2024

Management is trying to re-write history by disassociating the $700 million cost from its Transformation Plan









RESTAURANT BUSINESS

FINANCING

Cracker Barrel plans to invest $700M in a massive 'transformation'

With traffic down 16% year-to-date, the family dining chain is embarking on a rejuvenation effort to enhance its relevance to new and lapsed customers.

By Peter Romeo on May 17, 2024

FOOD GROWTH OPERATIONS FSR EVENTS MEDIA RESOURCES

Cracker Barrel's $700M Transformation Plan Reshapes the Future

OCT 1 2024

CNN Business

BUSINESS > FOOD • 2 MIN READ

Cracker Barrel suspends restaurant renovations following logo flop

UPDATED SEP 9, 2025

By Jordan Valinsky

The chain is in the midst of **$700 million transformation plan** that also includes new foods and a menu redesign. Cracker Barrel didn't immediately respond if those are also being discontinued.

NEW YORK POST

BUSINESS

Cracker Barrel stock plunges after backlash over logo change, $700 million brand makeover

By Amanda Macias, Fox Business

Published Aug. 21, 2025, 5:25 p.m. ET

179 Comments

Can shareholders believe what management says now?

Cracker Barrel is now trying to downplay the cornerstones of the failed Transformation Plan



"…to ignite growth, we must revitalize the brand.

To be clear, this is about refining and enhancing the brand; not reinventing or overhauling."

Cracker Barrel Business Update Call, May 16, 2024

"…when you think about the five pillars that we put out there, brand and even the logo piece was just one small workstream…

Same with remodels, it's one small workstream."

Cracker Barrel Q4 2025 Earnings Call, September 17, 2025

"…we were trying to make the logo easier to see on highway billboards…"

WSJ, Cracker Barrel CEO Explains Short-Lived Logo Change, October 21, 2025



Refining the Brand was not a 'small workstream' – it was the first pillar of the Transformation Plan

The Logo Rebranding Fiasco

"*Our first pillar is refining our brand, particularly with respect to our marketing, so that it better resonates with today's guests and ignites fandom. Cracker Barrel is an iconic brand, but even iconic brands have to evolve. We know from our research that despite high levels of consumer affinity, we're just not as relevant as we once were.*"

*CEO Julie Masino, May 16, 2024
Business Update call transcript*



56 years → **7 days**

$143 million in shareholder value destruction*





Donald J. Trump
@realDonaldTrump

Cracker Barrel should go back to the old logo, admit a mistake based on customer response (the ultimate Poll), and manage the company better than ever before. They got a Billion Dollars worth of free publicity if they play their cards right. Very tricky to do, but a great opportunity. Have a major News Conference today. Make Cracker Barrel a WINNER again. Remember, in just a short period of time I made the United States of America the "HOTTEST" Country anywhere in the World. One year ago, it was "DEAD." Good luck!

8.21k ReTruths **39k** Likes

Aug 26, 2025, 10:39 AM

*Factset: Beginning market value of $1,352 million on August 18, 2025. Ending market value of $1,208 million on August 25, 2025

Can shareholders trust CEO Julie Masino after inconsistent statements on store remodels?



"It's very early days and it's only two stores but we are really encouraged by what we're seeing. … The idea is that in 2025, we remodel about 25 to 30 stores"

Cracker Barrel Business Update Call, May 16, 2024

We continue to see a collective lift in sales and traffic in the four pilot stores that were updated in fiscal year '24. So far in fiscal year '25, we've remodeled another 19 stores and completed 12 refreshes"

Cracker Barrel Q1 FY2025 Earnings Call, December 4, 2024

Remember, we've got 20 remodels and 20 refreshes that as of right now are complete in the system…

Q3 FY2025 Earnings Call, June 5, 2025

"In addition to those four modern design locations, we touched another 58 stores or less than 10% of our system since starting to test remodels. We've hit pause on these as well and will not roll out any further remodels or refreshes while we continue to gather and evaluate data on the existing stores "

Cracker Barrel Q4 2025 Earnings Call, September 17, 2025



15

Or after her claims that the logo and remodel fiascos were "small workstreams" considering the damage inflicted on the business as reflected in FY2026 guidance?

"When you think about the five pillars that we put out there, brand and even the logo piece was just one small workstream… Same with remodels, it's one small workstream. Our renewed focus is on food and experience…

Cracker Barrel CEO Julie Masino
Q4 FY2025 Earnings Call

"Since August 19, the date of the initial logo change, traffic has declined approximately 8%. Assuming similar trends continue for the remainder of the quarter, we anticipate a Q1 traffic decline of approximately 7% to 8%"

"For Q1, we expect adjusted EBITDA to be significantly below prior year due to lower traffic expectations "

Cracker Barrel CFO Craig Pommells
Q4 FY2025 Earnings Call

If logo and remodels were "small workstreams" why did they lead to massive traffic decline, downward revision of FY2026 guidance and withdrawal of FY2027 guidance?

Are shareholders really better off under CEO Julie Masino's Plan?

$1.2 billion in shareholder value destroyed

Sustained guest traffic declines, with fiscal year 2026 decline being the largest in over a decade

Adj. EBITDA expected to decline to the lowest level in a decade



Market Cap change under CEO Julie Masino's leadership
(Millions)

$2,004.0

59.0% Decline

$821.5

8/7/2023   10/22/2025



Guest Traffic decline under CEO Julie Masino

(3.5%)

(5.0%)

(3.0%)

(5.5%)

FY2023   FY2024   FY2025   FY2026E



Adjusted EBITDA
(Millions)

$251.2

32.3% Decline

$170.0

2023   2026E

Source: FactSet. Company SEC filings. FY2026E Adjusted EBITDA based on midpoint of management guidance

17

Co-Founder Tommy Lowe also demands the ouster of CEO, Julie Masino



"It was just a country store for country people, and that's what it is today. They just don't understand

I heard she was at Taco Bell. What does Taco Bell know about Cracker Barrel.

They're trying to modernize to be like the competition — Cracker Barrel doesn't have any competition

Food is something they need to work on. Spending $700 million doing that — now they are just throwing money out into the street"

Cracker Barrel Co−Founder Tommy Lowe, August 29, 2025

"And the board is evidently still supporting her ... And if they were any kind of board of directors, they'd have cleaned house a long time ago."

Cracker Barrel Co−Founder Tommy Lowe, October 4, 2025

Fox News Host Greg Gutfeld recognized that CEO did not like the brand and tried to change the brand



Cracker Barrel
OLD COUNTRY STORE
Cracker Barrel
NEW YORK POST
Cracker Barrel stock plunges after backlash over logo change...
Thursday
FOX NEWS
9:23 CT
GUTFELD!

Gutfeld August 22, 2025 · 07:25 · CLIP

'Gutfeld!' reacts to Cracker Barrel's rebrand

Fox News host Greg Gutfeld and the 'Gutfeld!' guests discuss how Cracker Barrel's stock tanked after its rebrand.

"Seems the CEO is ashamed of the brand

It's common sense when you're changing your brand or label, it doesn't attract new people it's only going to alienate the previous people.

It was purely for a specific purpose that had nothing to do with the bottom line."

Fox News Host Greg Gutfeld – August 22, 2025

https://www.foxnews.com/video/6377282630112

CEO Julie Masino has overseen massive shareholder value destruction



TSR since CEO Julie Masino assumed charge as CEO-elect on Aug 7, 2023

S&P Mid Cap 400 Restaurants	**S&P 500**	**ISS Peer Group (2024)**	**Casual Dining Peers**	**Cracker Barrel**
10.4%	51.3%	(16.3%)	(16.3%)	(45.0%)

Source: FactSet, data as of August 7, 2023 (appointment of CEO Julie Masino as CEO-elect) to September 18, 2025 (preliminary proxy filing by Biglari Capital)

Casual Dining Peers include: Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, BJ's Restaurants, and Dave & Buster's Entertainment
ISS Peer Group (2024) includes casual dining peers and Red Robin Gourmet Burgers and First Watch Restaurant

Board's lack of necessary oversight has led to years of value destruction

3-Year Total Shareholder Return

Cracker Barrel	(52.1%)
Casual Dining Peers	6.1%
ISS Peer Group (2024)	(3.8%)
S&P 500	79.0%
S&P Mid Cap 400 Restaurants	28.0%

5-Year Total Shareholder Return

Company	Return
Cracker Barrel	(55.3%)
Casual Dining Peers	44.4%
ISS Peer Group (2024)	15.8%
S&P 500	112.9%
S&P Mid Cap 400 Restaurants	51.8%

Source: FactSet, data as of September 18, 2025

Casual Dining Peers include: Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, BJ's Restaurants, and Dave & Buster's Entertainment
ISS Peer Group (2024) includes casual dining peers and Red Robin Gourmet Burgers and First Watch Restaurant

1. Why Cracker Barrel Continues to Disappoint

2. The 2024 Transformation Plan **FAILED** Spectacularly

3. There is **NO** Credible Plan for a Cracker Barrel Turnaround

4. **The CEO and Board who DAMAGED the BRAND Cannot be Entrusted with its Future**

22

Part 1:
Why Cracker Barrel Continues to Disappoint

Trying to pivot away from its Americana heritage has hurt Cracker Barrel

← Failed initiatives →

2016: Holler & Dash



Fast Casual Dining Brand Launch

- New restaurant concept launched in 2016 designed to enter fast –casual dining segment and appeal to a younger demographic
- After having no impact on shareholder value, **concept was abandoned in 2019 with remaining locations folded into Maple Street Biscuit**

2017-18: West Coast Expansion

CRACKER BARREL OLD COUNTRY STORE® OPENS FIRST STORE ON WEST COAST IN TUALATIN, OREGON [1]

04/14/2017

Expansion brings Cracker Barrel's mission of "Pleasing People" to new guests

CRACKER BARREL OLD COUNTRY STORE® OPENS FIRST CALIFORNIA LOCATION IN VICTORVILLE [2]

02/02/2018

California expansion brings Cracker Barrel's unique, family friendly restaurant and retail store to new guests

Preoccupation with New Store Openings vs. Improving Core Operations

- Management sought expansion into high-cost markets with limited brand recognition, in states such as Oregon and California
- **New store investments failed with ~60% of West Coast units closed**

2019: Maple Street Biscuit (MSB)



$36 Million Fast Casual Dining Brand Acquisition

- Impairment charges recorded for 13 locations in 2024 in addition to a goodwill impairment charge of ~$5 million
- **Impairment charges recorded for 25 locations in 2025**
- **14 locations closed in the first quarter of 2026**

Source: Company SEC filings
1 Cracker Barrel Old Country Store^{®} Opens First Store on West Coast in Tualatin, Oregon
2 Cracker Barrel Old Country Store^{®} Opens First California Location in Victorville

Repeated attempts to make Cracker Barrel a different company have all failed

Failed initiatives

2019: Punch Bowl Social



Investment in an Entertainment/Alcohol Concept

- Purchased non-controlling interest in an unrelated concept just prior to the pandemic
- Ceased further investment to avoid foreclosure and **recorded a loss of $137 million**

2020: Introduction of Alcohol at Stores



Pairing Alcohol with a Brand Known for its Traditional Family Breakfast

- Launched as part of an initiative to appeal to younger customers
- Annual guest traffic has declined for three consecutive years and guidance continues to forecast negative growth
- Company has **failed to achieve any gains in guest traffic or revenue attributed to alcohol sales**

Source: Company SEC filings

These failed pivots have cost shareholders over $200 million in losses

(In US$ Millions)	2020	2023	2024	2025	Total
Impairment **(for CBRL and MSBC stores)**	$22.5	$11.7	$17.4	$19.8	**$71.4**
Store closing costs **(Failed West Coast expansion efforts)**		$2.3	$5.5	$0.3	**$8.1**
Other impairment charges & goodwill write-off (Punch Bowl Social in 2020, MSBC in 2024)	$137		$4.7		**$141.7**
Total Closing and Impairment Charges					**$201.1**

Source: Company filings

The Transformation Plan doubled down on the false premise that the brand was "just not as relevant"



Julie Masino

CEO Cracker Barrel

"...the **brand has lost some of its shine**...

...**we must revitalize the brand**...

.....**we're just not as relevant as we once were**.

We need to address these dynamics by **refreshing and refining the brand**...

...we've **probably relied a little too much** on what was perceived to be the **timeless nature of our concept**."

Source: Business Update call transcript, May 2024 & Investor Presentation, October 2024

We warned against investing significant shareholder capital on rebranding and remodeling initiatives

Sardar Biglari

CEO Biglari Capital

"***We do not believe changing the furniture and altering the decor are going to change*** the Company's trajectory or solve the Company's ***underlying problem of declining traffic***.

…the questionable transformation plan is indicative of a poorly constituted ***board that cannot relate to the Cracker Barrel brand or its customers*.**"

…we ***believe Cracker Barrel is relevant; the problem rests not with the brand but with its board***.

Cracker Barrel is <u>not</u> a broken brand" [1]

"The Company's big strategy to turn itself around is to spend $700 million, or 70% of its market value, on store renovations and remodels. Before I knew of management's ***plan, my advice to the CEO was that she should avoid falling into the textbook trap of overspending on cosmetic remodeling to stem guest traffic declines, a mistake I have seen at many failing restaurant companies***." [2]

1. Biglari Capital letter to shareholders dated October 8, 2024
2. Biglari Capital letter to shareholders dated November 13, 2024

Rebrand triggered backlash unparalleled in modern corporate history





Donald J. Trump
@realDonaldTrump

Cracker Barrel should go back to the old logo, admit a mistake based on customer response (the ultimate Poll), and manage the company better than ever before. They got a Billion Dollars worth of free publicity if they play their cards right. Very tricky to do, but a great opportunity. Have a major News Conference today. Make Cracker Barrel a WINNER again. Remember, in just a short period of time I made the United States of America the "HOTTEST" Country anywhere in the World. One year ago, it was "DEAD." Good luck!

8.21k ReTruths **39k** Likes Aug 26, 2025, 10:39 AM



James Woods
@RealJamesWoods · Follow

Cracker Barrel was the only place I'd ever stop. No mob fights, a fun corny atmosphere, and delicious food when you're hungry and tired.

I'll never stop foot in one again.

11:08 AM · Aug 22, 2025

53.5K Reply Copy link



COUNTRY NOW
Cracker Barrel
OLD COUNTRY STORE
Cracker Barrel
JELLY ROLL REACTS TO CRACKER BARREL'S LOGO CHANGE
"MAN THIS AIN'T IT Y'ALL. THIS AIN'T IT"



Democrats
@TheDemocrats

We think the Cracker Barrel rebrand sucks too

ALT

6:37 PM · Aug 21, 2025 · **15.4M** Views

https://people.com/cracker-barrel-reverts-to-old-logo-hours-after-trump-urged-them-admit-mistake-11798393
https://www.al.com/life/2025/08/hollywood-star-rails-on-cracker-barrel-ill-never-step-foot-in-one-again.html
https://www.facebook.com/CountryNow/posts/the-new-cracker-barrel-logo-is-not-jelly-roll-approved/1192874832859481/

Even Cracker Barrel's Co-Founder questions CEO Julie Masino's understanding of fundamental Company values

"…She [CEO Julie Masino] knows very little about Cracker Barrel's operation — the history, the food. ***The idea she's come up with … doesn't fit the customer****. If she'd go out and sit on the front porch and talk to all the customers that come in there, she'd have a little bit of a different outlook."*

*"****They were talking about $700 million for their redo, and it was worth nothing****."*

Cracker Barrel co-founder says CEO 'knows very little' about the company following $700M rebrand failure

Tommy Lowe criticizes Julie Felss Masino's leadership after $700M rebranding sparked widespread backlash


NEWSCHANNEL 5 | EXCLUSIVE
CRACKER BARREL CO-FOUNDER SPEAKS OUT
5

https://www.foxbusiness.com/retail/cracker-barrel-co-founder-says-ceo-knows-very-little-about-company-following-700m-rebrand-failure October 4, 2025

Customer revolt confirms that the CEO Julie Masino is disconnected from the brand

"New CEO of Cracker Barrel decides to scrap a nostalgic, beloved logo that reminds people of simpler times and replaces it with a soulless "Improved" logo."

SMDH.



*"**The Cracker Barrel** rebrand gets even worse than the **new** logo. Here's the **new** interior. I don't care that the floor looks like bricks. I hate this"*

*"Meet **CEO Julie Felss Masino**.*

*She is going to destroy **Cracker Barrel**."*





*"**Cracker Barrel** stock nosedives over 14% after they unveiled their **new** bland **logo**.*

*The company decided to ditch its iconic **logo** as part of its **new** rebrand, prompting harsh backlash, but CEO Julie Felss Masino is convinced people love the changes."*

Board has failed to provide oversight and protect shareholder capital



Capex over last five years
= $579 million



Impact: Operating income down 85%
and Net income down 82%



Cumulative Capex ($ millions)
(net of proceeds from insurance recoveries)

FY21	FY22	FY23	FY24	FY25
70.1	167.2	292.6	420.1	578.7



Revenue ($ Millions)

FY21	FY22	FY23	FY24	FY25
$2,821.4	$3,267.8	$3,442.8	$3,470.8	$3,483.7



Operating Income ($ Millions)

FY21	FY22	FY23	FY24	FY25
$366.7	$153.0	$120.6	$45.1	$55.0



Net Income Loss ($ Millions)

FY21	FY22	FY23	FY24	FY25
$254.5	$131.9	$99.0	$40.9	$46.4

We strongly believe failure of Transformation Plan calls for new leadership at Cracker Barrel



Cracker Barrel's Market Cap under CEO Julie Masino
(Millions)

- $2,004.0 — 8/7/2023 — CEO Julie Masino assumes role of CEO-elect
- $1,458.7 — 11/1/2023 — CEO Julie Masino becomes CEO and President
- $1,271.5 — 5/16/2024 — CEO Julie Masino announces 2024 Transformation Plan
- $821.5 — 10/23/2025 — Current

- **$1.2 billion of shareholder value destroyed**

- **$43 million in impairment and store closing costs since FY2024**

- **$24 million in strategic transformation initiative expenses since FY2024**

- **Despite $286 million in capex since FY2024 guest traffic <u>fell</u> 5% in FY2024 and 3% in FY2025.**

- **FY2026 guidance lowered to the worst guest traffic loss and Adj. EBITDA in a decade**

- **FY2027 Financial Targets withdrawn**

This is not a temporary blip. The CEO and Board have done significant and lasting damage to the brand.

* Market cap data based on FactSet, measured from August 7, 2023, to October 23, 2025. All other data from FY2025 Annual Report and FY2025 earnings transcript

CEO Julie Masino has overseen massive shareholder value destruction

Total Shareholder Return since CEO Julie Masino assumed charge as CEO-elect on Aug 7, 2023



Source: FactSet, data as of August 7, 2023 (appointment of CEO Julie Masino as CEO-elect) to September 18, 2024 (preliminary proxy filing by Biglari Capital)

Casual Dining Peers include: Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, BJ's Restaurants, and Dave & Buster's Entertainment
ISS Peer Group (2024) includes casual dining peers and Red Robin Gourmet Burgers and First Watch Restaurant

Board's lack of necessary oversight has led to years of value destruction

3-Year Total Shareholder Return

- Cracker Barrel: (52.1%)
- Casual Dining Peers: 6.1%
- ISS Peer Group (2024): (3.8%)
- S&P 500: 79.0%
- S&P Mid Cap 400 Restaurants: 28.0%

5-Year Total Shareholder Return

- Cracker Barrel: (55.3%)
- Casual Dining Peers: 44.4%
- ISS Peer Group (2024): 15.8%
- S&P 500: 112.9%
- S&P Mid Cap 400 Restaurants: 51.8%

Source: FactSet, data as of 18-September-2025.

Casual Dining Peers include: Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, BJ's Restaurants, and Dave & Buster's Entertainment
ISS Peer Group (2024) includes casual dining peers and Red Robin Gourmet Burgers and First Watch Restaurant

Part 2:
The 2024 Transformation Plan <u>FAILED</u> Spectacularly

CEO Julie Masino was hired to lead a strategic transformation



"Last year [2023], our Board recruited and appointed a new President and Chief Executive Officer, CEO Julie Masino. Ms. Masino is a world-class executive with the expertise to lead the charge on a strategic transformation to carve new paths for growth and usher in the next era of value creation for Cracker Barrel shareholders. She has publicly laid out a detailed transformation plan, informed by months of thoughtful analysis…

…Following Ms. Masino's appointment, and aided by her fresh perspectives on the business, the Board and leadership team partnered with top-tier advisors and undertook an intensive review of the Company's strategy and brand position over a period of several months."

- Board of Directors Letter to Shareholders, October 9, 2024

"We believe Julie' s track record as an innovator and a leader, together with her strategic thinking and passion for growth, will ensure that Cracker Barrel remains a place where people feel welcomed and cared for like family as we extend our hospitality to an even broader array of guests"

- Former Cracker Barrel Board Chair William McCarten July 2023 Press Release

Julie brings a wealth of experience and an innovative spirit to Cracker Barrel and Maple Street.

- Former Cracker Barrel CEO & President Sandra Cochran July 2023 Press Release

"She most recently served as President, International of Taco Bell, overseeing the expansion of the division to more than 1,000 restaurants in 32 countries, and before that led the $11 billion US Taco Bell business, where she and her teams launched numerous culinary, technology, and business model innovations during eight consecutive quarters of positive comp growth"

- PR Newswire July 2023 Press Release

CEO Julie Masino's Transformation Plan required countless hours and millions of dollars of Company resources



" Cracker Barrel's strategic transformation plan is grounded in extensive data-driven research, customer feedback, and tens of thousands of hours of thoughtful planning"

Board of Directors Letter to Shareholders, October 9, 2024



"Cracker Barrel's strategic transformation plan is grounded in a clear understanding of what guests love about Cracker Barrel, what we can do to further delight our existing guests, and how we can attract new ones. This understanding is derived from the comprehensive, data-driven analysis of the business that Ms. Masino made her first priority upon appointment as CEO."

Board of Directors Letter to Shareholders, October 9, 2024

Total strategic transformation initiative expense: $23.8 million
Total Capex: $286 million (includes store remodeling costs)

- Source: Total for FY2024 and FY2025 based on earnings press release for FY2025
- $23.8 million for FY2025 remodels from FY2025 earnings transcript

Key pillars of the Transformation Plan were 1. Refining the brand and 2. Store remodeling





Building momentum with early wins
REFINE THE BRAND
Finalize brand positioning & platform
Completed comprehensive retail & restaurant guest journey mapping
ENHANCE THE MENU
Accelerated menu innovation
Strengthened value proposition
Optimized pricing delivering strong flowthrough
600 bps YOY improvement in Q1 dinner traffic
BOH optimization launched to first full region
EVOLVE THE STORE & GUEST EXPERIENCE
Improvements in key operating metrics most correlated with SSSG
Making progress on "defensive" investments in maintenance capex to bring stores to brand standards in key areas
Completed 19 "full" remodels and 12 "refreshes" as part of our remodel test
WIN IN DIGITAL & OFF-PREMISE
6M+ Cracker Barrel Rewards members
Cracker Barrel Rewards delivering incremental sales & traffic
Improvements in off-premise profitability and guest experience
ELEVATE THE EMPLOYEE EXPERIENCE
Hourly turnover improved 17 p.p. in Q1 vs. prior year
Implemented foundational human capital management system

Cracker Barrel OLD COUNTRY STORE

Refining the Brand

*"Our first pillar is **refining our brand**, particularly with respect to our marketing, so that it better resonates with today's guests and ignites fandom. Cracker Barrel is an iconic brand, but even iconic brands have to evolve. We know from our research that despite high levels of consumer affinity, we're just not as relevant as we once were."*

Evolving the Store and Guest Experience

"Historically, Cracker Barrel has made limited changes to our design aesthetic, and we've probably relied a little too much on what was perceived to be the timeless nature of our concept.

We anticipate completing approximately 25 to 30 remodels in fiscal 2025.

Capital expenditures over the three-year period of fiscal 2025 through fiscal 2027 of approximately $600 million to $700 million, which assumes the Company's store remodel initiative accelerates significantly following the test of 25-30 stores in fiscal 2025."

Sources: Cracker Barrel Business Update Press Release and Transcript, May 16, 2024, and ICR Conference deck, January 13, 2025

CEO Julie Masino misled shareholders by stating that the Transformation Plan was working



Q4 FY2024 Earnings Call

"Our multiyear strategic transformation journey is off to a great start. We've hired a new dynamic CMO and are making progress on refining the brand. We're seeing a lift in traffic and sales in our remodeled pilot stores. …..We believe this work will yield significant cost savings both in FY 2025 and beyond."

Q2 FY2025 Earnings Call

"… provide further evidence of the progress we're making executing our transformation strategy, and we remain confident in each of the five pillars"

"Our transformation remains on track, and we are focused on sustaining this momentum in the second half of the year"

Q3 FY2025 Earnings Call

"We were pleased with our third quarter performance …. These results further underscore that our transformation plan is working."

"Our plan is working and we are excited about what's ahead."

Cracker Barrel Q4 FY2024 Earnings Call transcript, September 19, 2024. Cracker Barrel Q2 FY2025 Earnings Call transcript, March 6, 2025. Cracker Barrel Q3 FY2025 Earnings Call transcript, June 5, 2025.

But the Transformation Plan was NOT working. Guest traffic declined and profitability remained stagnant



Declining Revenue Growth



Declining Guest Traffic Growth



Stagnant Restaurant Level Gross Margin



Operating Margin

Source: Company SEC filings

41

On August 19, 2025, the new logo was launched as part of ‘Refine the Brand’ Strategy


Cracker Barrel
ALL THE MORE
ALBUM OUT NOW
Cracker Barrel Old Country Store
Follow
NOUGH ROAD” JORDAN DAVIS
“Cracker Barrel” and “All the More” are trademarks of CBOCS Properties, Inc. ©2025 CBOCS Properties, Inc.
Jordan Davis is giving y’all all the more reasons to grab a seat at the table. See you soon!

"Our values haven’t changed, and the heart and soul of Cracker Barrel haven’t changed“

"Anchored in Cracker Barrel’s signature gold and brown tones, the updated visuals will appear across menus and marketing collateral"

- CBRL Press Release August 19, 2025


Cracker Barrel
ALL THE MORE
STARTING AT
$7.99


FUDGE
CORN MUFFINS
BUTTERMILK PANCAKES
SYRUP
DECAF
PEANUT BRITTLE
PECAN LOG
FRIED APPLES
BARREL BLEND


Meet your new
FALL BREAKFAST LINEUP
Cracker Barrel


Bacon & Egg Hashbrown Casserole
Sausage & Egg Hashbrown Casserole
Butter Pecan Sticky Buns
Butter Pecan French Toast Bake

Source for images: Company Website, removed as of September 30, 2025

The campaign was met with unprecedented outcry from customers …







Collin Rugg @CollinRugg · Aug 21

JUST IN: **Cracker Barrel** stock nosedives over 14% after they unveiled their **new** bland **logo**.

The company decided to ditch its iconic **logo** as part of its **new** rebrand, prompting harsh backlash, but CEO Julie Felss Masino is convinced people love the changes.

The company is also

Show more

CBRL
Cracker Barrel
$50.65
1D 1W 1M 3M YTD 1Y
1:47

6.5K 7.4K 46K 6.8M

YIMBYLAND @YIMBYLAND · Aug 20

This **Cracker Barrel remodel**/rebrand is one of the most upsetting things I've seen in a long time.

Literally everyone I know is in shock.

Fat Kid Deals @FatKidDeals · Aug 20

Cracker Barrel has rebranded for the first time since 1977

858 1.2K 7.8K 2.8M

Kathleen Winchell @KathleenWinche3 · Aug 26

The real affect that the **Cracker Barrel** logo change and redecorating has hurt the employees more than anything and they are being treated way differently by the company and CEO.

This lady reads a letter out loud from an employee to tell us what's really happening inside the

Show more

TikTok
@kkamp
PLOT THICKENS WITH
3:19

647 3.1K 6.1K 284K

Customer reaction to store remodeling was severe and negative







laurennnpearceee ✔ We don't want remodels either!

7w **13,129 likes** Reply

jeffzentner ✔ Now back off the Live Laugh Love redesign. If I wanted to eat biscuits at Home Goods, I would

7w **5,497 likes** Reply

Jennifer Greenberg 🕊 ✔
@JennMGreenberg

What Cracker Barrel should have done was lean into the Southern charm. Add moonshine to the menu. I guarantee you their sales would have exploded with no redesign expenditure.

6:11 PM · Aug 23, 2025 · **3,316** Views

Buzz Patterson ✔
@BuzzPatterson

The mistake that @CrackerBarrel is making is that they just alienated their base. People like me. I want a homey southern-based restaurant that's also old timey and fun. Like childhood. Good food and innocence.

Instead, their woke CEO wants them to be a fine dining establishment. They're not. They have a great breakfast and chicken and dumplings. Nobody's going there for the sleek, cold, remake.

12:16 AM · Aug 21, 2025 · **923.1K** Views

💬 1.9K   🔁 3.7K   ♡ 26K   🔖 191





Coach Duggs ✔ @CoachDuggs · Aug 2
At a remodeled Cracker Barrel. I hate it.

9:46 PM · Aug 5, 2025 · **12.1K** Views

💬 52   🔁 18   ♡ 272   🔖 5

gildednestdecor ✔ Thank you...now please keep the interiors as is. The reason we love it so much, it represents nostalgia for many of us and so many memories on long road trips. That is your brand. Not all things need to be changed. ❤️

5w **486 likes** Reply

44

… and negative media coverage

BUSINESS | HOSPITALITY

How a Cracker Barrel Logo Change Spawned a Political Firestorm

Family-dining chain's brand updates draw online ire and boycott calls; 'We know we won't get everything right the first time'

By *Heather Haddon* Follow

Updated Aug. 25, 2025 2:19 pm ET

Cracker Barrel loses almost $100 million in value as stock plunges after new logo release



MONEY WATCH

By **Aimee Picchi**
Edited By **Anne Marie D. Lee**
Updated on: August 25, 2025 / 4:08 PM EDT / CBS News





Cracker Barrel stock plunges after backlash over logo change, $700 million brand makeover

By Amanda Macias, Fox Business
Published Aug. 21, 2025, 5:25 p.m. ET

FORTUNE

Cracker Barrel's first rebrand in nearly 50 years backfired. The company's stock lost nearly $100 million after introducing a more minimalist look

BY **SYDNEY LAKE**
ASSOCIATE EDITOR
August 22, 2025 at 2:43 PM EDT

Cracker Barrel Shares Tumble After First Earnings Report Since Failed Rebranding

CEO says restaurant chain is listening to guests and optimistic after logo controversy

By *Heather Haddon* Follow

Updated Sept. 17, 2025 6:59 pm ET



FOX BUSINESS

RESTAURANTS Published August 21, 2025 2:32pm EDT

Cracker Barrel stock plunges amid logo change backlash

Cracker Barrel has embarked on a $700M rebrand



MarketWatch

Cracker Barrel's logo change sparks fury, online and on Wall Street

'When people love a brand, they don't always like change,' a branding expert says, after the change sparks more than 558,000 posts on social media, including one from Donald Trump Jr.

By Weston Blasi Follow and Steve Gelsi Follow

Last Updated: Aug. 22, 2025 at 8:40 a.m. ET



CNN Business

Cracker Barrel stock tanks after unveiling a controversial logo change

UPDATED AUG 22, 2025



Cracker Barrel
Cracker Barrel
NEW YORK POST
Cracker Barrel stock plunges after backlash over logo change...
Thursday
FOX NEWS
8:23 MT
GUTFELD!

Gutfeld August 22, 2025 · 07:25 · CLIP

'Gutfeld!' reacts to Cracker Barrel's rebrand

Fox News host Greg Gutfeld and the 'Gutfeld!' guests discuss how Cracker Barrel's stock tanked after its rebrand.

Within one week of launch, after significant shareholder value destruction, "Refine the Brand" was abandoned



The Old Timer is Back

We thank our guests for sharing your voices and love for Cracker Barrel. We said we would listen, and we have.

Our new logo is going away and our "Old Timer" will remain.

CBRL Website August 26, 2025[1]

"We want longtime fans and new guests to experience the full story of the people, places, and food that make Cracker Barrel so special"

"That's why our team pivoted quickly to switch back to our old-timer logo and has already begun executing new marketing, advertising and social media initiatives leaning into Uncle Herschel and the nostalgia around the brand"

- CEO Julie Masino September 17, 2025[3]



Impact to Shareholders:

➤ **10.6% decline in share price within a week**
➤ **$143 million decline in market cap[2]**

1 FactSet. Cracker Barrel Website August 26, 2025
2 Factset: Beginning market value of $1,352 million on August 18, 2025. Ending market value of $1,208 million on August 25, 2025
3 Fox Business September 17, 2025

46

In September 2025, Cracker Barrel suspended its remodeling plan amid customer backlash



Cracker Barrel
OLD COUNTRY STORE

Your Old Country Store is Here to Stay

You've shared your voices in recent weeks not just on our logo, but also on our restaurants. We're continuing to listen. Today, we're suspending our remodels. If your restaurant hasn't been remodeled, you don't need to worry, it won't be.

We heard clearly that the modern remodel design does not reflect what you love about Cracker Barrel. We had tested this design in only four out of 660 locations, and we won't continue with it. Of course, we will continue to invest in our restaurants to make sure that they are in good shape and meet your expectations.

The vintage Americana you love will always be here – the rocking chairs on the porch, our fireplaces and peg games, unique treasures in our gift shop and antiques pulled straight from our warehouse in Lebanon, Tennessee. We want you to have a warm, welcoming space for friends and family to gather and enjoy our craveable food and country hospitality.

With our recent announcement that our "Old Timer" logo will remain, along with our bigger focus in the kitchen and on your plate, we hope that today's step reinforces that we hear you.

Cracker Barrel Old Country Store
3d ·



Like any good relationship, sometimes you just need a little tune-up. We're going back to the things that made us all fall in love in the first place.



Cracker Barrel

CBRL Website, September 9, 2025. CBRL Facebook, September 15, 2025

The rebranding and remodeling fiascos severely affected customer trust









Gunther Eagleman™ @GuntherEagleman · Aug 26

Like this comment if you think the CEO of Cracker Barrel should be fired and they should SCRAP any redesign efforts.

1.1K 2.5K 67K 1.1M

Jeremy Prime @DDayCobra · Aug 26

Now fire your CEO and we'll all come back.

'DELUSIONAL' CEO
AXED LOGO
Cracker Barrel
Old Country Store
SHARE PRICE

838 1.6K 57K 1M

Robby Starbuck @robbystarbuck · Aug 22

Cracker Barrel has been one of the most loved brands in America for decades... That changed this week with a logo redesign that infuriated the public but... the problem goes MUCH deeper than a logo.

@CrackerBarrel has gone fully woke and now it's time to expose ...
Show more

15:10

333 3.7K 19K 590K

Cracker Barrel
Cracker Barrel
0:06 / 15:21

11:37 PM · Aug 22, 2025 · **5.3M** Views

Food quality also declined and lead to further negative publicity



NEW YORK POST

BUSINESS

Angry Cracker Barrel workers dish on skimpy pay and 'frozen' food that's passed off as homestyle cooking: 'in a bag off a truck'

By Lisa Fickenscher
Published Aug. 27, 2025, 5:01 p.m. ET

299 Comments



Daily Mail

Cracker Barrel 'served patrons day-old biscuits and microwaved meatloaf' amid ill-fated rebrand

By EMMA SALETTA, US AUDIENCE REPORTER
PUBLISHED: 10:32 EDT, 11 September 2025 | **UPDATED:** 10:32 EDT, 11 September 2025



How we serve you're meatloaf at Cracker Barrel!
shaggy_shagg

Cracker Barrel employees exposed Cracker Barrel's kitchen secrets on social media.
Titkok/@shaggy_shagg

https://nypost.com/2025/08/27/business/angry-cracker-barrel-workers-dish-on-skimpy-pay-and-frozen-food-thats-passed-off-as-home-cooking/?utm_source=twitter&utm_medium=social&utm_campaign=nypost

https://www.dailymail.co.uk/yourmoney/consumer/article-15078133/cracker-barrel-old-biscuits-microwaved-meatloaf.html

Customer backlash forced Cracker Barrel to change course on serving day-old biscuits and frozen meatloaf





CRACKER BARREL **Published** September 10, 2025 2:21pm EDT

Cracker Barrel returning to handmade biscuits, latest in series of changes after customers speak out

Cracker Barrel Old Country Store
September 10 at 2:45 PM ·

We heard you loud and clear – and we baked accordingly.

Biscuits, better than you remember, are available NOW! Come on in – we'll save you a seat.

Cracker Barrel was
built on biscuits.

https://nypost.com/2025/08/27/business/angry-cracker-barrel-workers-dish-on-skimpy-pay-and-frozen-food-thats-passed-off-as-home-cooking/?utm_source=twitter&utm_medium=social&utm_campaign=nypost

https://www.foxbusiness.com/economy/cracker-barrel-returning-handmade-biscuits-latest-series-changes-customers-speak-out

CEO Julie Masino's actions demonstrate she neither understands nor relates to Cracker Barrel's brand identity or its customers

Case Study: Launch of rebranding party in Manhattan, NY where Cracker Barrel has ZERO stores

CRACKER BARREL NYC POP-UP

Thursday, August 21, 2025

10:00 AM – 6:00 PM

Gansevoort Plaza

38 Gansevoort Street, New York, NY, 10014, United States (map)

Google Calendar · ICS

Cracker Barrel, the Southern restaurant chain known for its chicken and dumplings, front porch rocking chairs and general store-meets-diner aesthetic, is rolling into New York City with a pop-up that promises a full-on "taste of country" in the heart of the Meatpacking District. On Thursday, August 21, from 10AM-6PM, Gansevoort Plaza will temporarily transform into a slice of roadside Americana, complete with homestyle bites, line dancing, lawn games and plenty of gingham.

What to Expect:

- 🎶 **Free Jordan Davis Concert** — the country music star will perform hits from his chart-topping album
- 🍗 **Classic Cracker Barrel dishes** — sample some of the restaurant's most-loved comfort foods
- 🪑 **Rocking chairs & front porch vibes** — a hallmark of Cracker Barrel's cozy atmosphere
- 👢 **Line dancing & games** — fun activities that bring a true taste of country life
- 🎁 **Limited-edition giveaways** — special Cracker Barrel merchandise for lucky guests



Cracker Barrel

cracker barrel's a taste of country, anytime
NEW YORK, NEW YORK
Cracker Barrel

https://www.nycforfree.co/events/cracker-barrel-nyc-pop-up

NY launch party highlights the disconnect between CEO Julie Masino and Cracker Barrel customers

Cracker Barrel's controversial rebrand can't be saved with line dancing, viral video suggests

Sparse crowd line-dances in New York City as customers slam brand's strategy

By Andrea Margolis Fox News



r/CrackerBarrel • 1 mo. ago
GrandMoffJerjerrod

A pop up event, New York City

Well I just saw this for the first time this morning. Cracker Barrel hosted a pop up event in Gansevoort Plaza in NYC's meat packing district. There is not a single Cracker Barrel in NYC and the closest ones are in Milford, CT and Fishkill, NY. A pop up temporary Cracker Barrel, in NYC's meat packing district, with line dancing out front, using it to celebrate the new logo and rebrand in a city that is about as far from country as you can possibly get. Nothing but love to New Yorkers, it is an incredible city, but really? CBOCS does this there? How much money was wasted on this?

Joe Kinsey @JoeKinseyexp · Aug 22

A day after destroying its iconic logo, **Cracker Barrel** decided to hold a popup event in NYC's Meatpacking District. Looks like it was packed.


0:08

From **Calico Cut Pants**

243 128 443 431K

Ryan Fournier @RyanAFournier · Aug 22

Oh you've gotta be kidding me...

Cracker Barrel is doubling down with this garbage and held a pop-up shop in NYC of all places.

Can't wait to see the bankruptcy filings.


0:07

From **Calico Cut Pants**

134 136 796 234K

Part 3:
There is <u>NO</u> Credible Plan for a Cracker Barrel Turnaround

Last Year, Cracker Barrel made a lot of promises…

CBRL Promises during the 2024 Proxy Campaign

The Cracker Barrel Board has **taken and continues to take deliberate and thoughtful actions to drive growth and value creation** to address post-pandemic performance.

Our new CEO, Julie Masino, and bolstered leadership team are executing a strategic transformation plan informed by months of data-driven analysis and customer insights. **This plan has the unanimous support of the Board, including Biglari's own director nominee appointed by Cracker Barrel in 2022.**

We are in the early innings of this transformation – **with positive signs that we are on the right path.**

REINVIGORATING A CHERISHED BRAND TO CARVE NEW PATHS OF GROWTH & USHER IN THE NEXT ERA OF VALUE CREATION

OCTOBER 2024

We are executing a long-term strategic transformation plan that will return Cracker Barrel to growth and profitability

efficient approach to store refreshes and remodeling

we are improving our scratch-made processes

Maple Street Biscuit Company — a brand with significant potential

... including massive Adj. EBITDA growth – 39% CAGR from FY2025 to FY2027 thanks to the Transformation Plan

CBRL Promises during the 2024 Proxy Campaign



One year later, all Cracker Barrel has to show are embarrassing roll-backs, falling guest traffic, deteriorating financials, and fractured customer trust

CBRL Commentary 1-year later (FY2025 Earnings Transcript)

Rebranding Roll-back

"our team pivoted quickly to switch back to our Old Timer logo"

Remodel Roll-back

"We also hit pause on our remodels and are reverting to four locations with a modern design to our Old Timer signage and more traditional interiors. And we've adjusted the investment plan for our restaurants.

we've instituted process changes to ensure our signature biscuits are living up to our guests' memories and Expectations

In addition to those four modern design locations, we touched another 58 stores or less than 10% of our system since starting to test remodels. We've hit pause on these as well and will not roll out any further remodels or refreshes while we continue to gather and evaluate data on the existing stores"

Maple Street Biscuit Store Closures

"Our GAAP financial results include a noncash store impairment charge of $16.2 million, primarily related to low-performing Maple Street stores, many of which have already closed in the first quarter.

For fiscal 2026… 14 Maple Street units [closed]"

Massive Decline in Guest Traffic

"We have seen declines that are relatively broad based, but the declines are larger in the Southeast, excluding Florida.

Since August 19, the date of the initial logo change, traffic has declined approximately 8%."

Cracker Barrel FY2025 Earnings Transcript

Additionally, Cracker Barrel appears skeptical of even achieving the cost savings target it set last year

CBRL's Promised Cost Savings (FY2024 Earnings Transcript)	1-year later (FY2025 Earnings Transcript)
"I'll start with cost savings. Yes, we're still fully aligned with the $50 million to $60 million over the three years. *But as we've shared before, by the back half of 2026 and into 2027, we expect those benefits to really accelerate and EBITDA to start to pick up meaningfully."* *- Craig Pommells, CFO*	*"we're not going to share anymore about that at this point. I mean, we think the $50 million to $60million is still achievable. It may take the exact timeframe we'll have to update as we kind of navigate through all of that. Well, $50 million to$60 million is still achievable. We're still evaluating the exact timing of that at this point and we've contemplated all of that in our guidance."* *- Craig Pommells, CFO*

The damage is not short-term: Cracker Barrel has significantly lower FY2026 guidance and withdrawn FY2027 guidance

	FY2025 Results	FY2026 Original Guidance & Revision		FY2027 Original Guidance & Revision	
($ in millions)	FY2025A	FY2026E (original)	FY2026E (revised)	FY2027E	FY2027
Revenue	$3.48 billion	--	$3.40 billion	$3.85 billion	Withdrawn
Adjusted EBITDA	$224.3 billion	Higher than FY 2025	$170 million	$400 million	Withdrawn
Store opening/closing	2 Cracker Barrel stores and 2 MSB units closed	--	2 new Cracker Barrel stores and the closure of 14 MSB units	--	--

Guidance:
- × FY2026E revenue lower than FY2025
- × FY2027 revenue guidance withdrawn

Adj. EBITDA:
- × FY2026E Adj. EBITDA lowest in a decade
- × (24.3%) decline from FY2025A

Guest Traffic:
- × Biggest decline in guest traffic in a decade (excl. Covid)

Store Closures:
- × $16 million in impairment charges for Maple Street
- × Closed 14 stores Maple Street stores after claiming last year that Maple Street has "significant potential"

Cracker Barrel Investor Presentation, Oct 2024, FY2026E & FY2027E based on midpoint of management FY2026 guidance. Company SEC filings

58

FY2026 guidance confirms that damage from management's poor decisions is severe and lasting, with guest traffic decline expected to be the most in a decade (ex. Covid)



Craig Pommells
Chief Finance Officer

> *"Since August 19, the date of the initial logo change,* **traffic has declined approximately 8%.** *Assuming similar trends continue for the remainder of the quarter,* **we anticipate a Q1 [2026] traffic decline of approximately 7% to 8%.**
>
> *For fiscal 2026, …we anticipate the following:* **annual traffic of negative 4% to negative 7%"**

Annual Guest Traffic Growth (YoY)

Mid-point of CBRL Guidance[1]

Year	Value
2016	(1.3%)
2017	(1.4%)
2018	(1.9%)
2019	(0.7%)
2020	(21.6%)
2021	5.3%
2022	8.0%
2023	(3.5%)
2024	(5.0%)
2025	(3.0%)
Q126E	(7.5%)
2026E	(5.5%)

FY2025 earnings transcript. Company SEC filings.
1   Midpoint of Cracker Barrel's FY2026 guidance

Adj. EBITDA decline of 24% in FY2026E – the lowest in over a decade – confirms that the damage from the Transformation Plan is severe and not short term

FY2026E Adj. EBITDA projected to be more than $100M less than FY2025



Adjusted EBITDA

- FY21: 275.4
- FY22: 269.3
- FY23: 251.2
- FY24: 211.6
- FY25: 224.3
- FY26E: 170.0

(24%) decline

Source: Company FY2025 Annual Report on Form 10-K. Adjusted EBITDA based on Company reported numbers in the 10-K

Independent analysts question Cracker Barrel's ability to recover



"CBRL now finds itself facing uncertainty about the duration and the depth of the current 800bps+ drop in customer traffic that the brand has experienced since mid-August, and what the cost will be to regain a future visit from these customers.

The challenge that the brand now faces is in defining the true duration of this traffic loss given the hard pivot in forward strategy that CBRL has made to now embrace the current nostalgic branding and restaurant design that the brand operates with. CBRL will have to invest, both through additional marketing and discounting efforts, to try and drive disgruntled customer (or new ones) to the brand"

- Benchmark (September 19, 2025)



-*"…the magnitude of the traffic impact – from -1% prior to 8/19 to -8% post – suggests that recovery may be protracted. With younger consumers reacting more strongly than older consumers (65+), we see risk that efforts to evolve the brand have been stymied, at least temporarily.*

the sharply reduced EBITDA outlooks for both F26 ($150-$190mm vs $240mm VA Cons) and implied F27 (CBRL pulled previous guidance of $375-425mm), signal lower returns ahead."

- BofA Securities (September 18, 2025)



"CBRL's plans for a 4-5% menu price increase (even on a low $15 avg check) in the context of a challenged industry demand back drop, particularly at lower-income levels, leave us perplexed and likely exacerbate current traffic woes. The LT guidance reset is behind us, but without demonstrated sustained traffic/sales improvement, out-year numbers remain a question mark.

Guidance cut deeper than expected and clears the decks of prior multi-year targets, with the FY26 revenue guidance below levels seen in FY23 and adjusted EBITDA guidance set to levels last seen in FY20.

- Citi Research (September 18, 2025)



"While shares are down ~25% (incl aftermarket) since 8/19 and F4Q results did highlight traction against strategic plans, current traffic challenges and an unclear go forward impact from the rebranding controversy limit visibility into a recovery trajectory. We're focused on evidence of a traffic recovery to better assess sales & earnings potential before getting more constructive on shares."

- UBS Securities (September 18, 2025)

Analysts have little conviction in the remaining components of the Transformation Plan

Analyst	Rating
BANK OF AMERICA	Underperform
UBS	Neutral
citi	Sell
LOOP CAPITAL	Hold
TRUIST	Buy
PIPER SANDLER	Neutral
BENCHMARK	Hold

- ➢ 6 out of 7 Analysts have a Hold/Sell/Underperform Rating

- ➢ Mean target price estimate of $46.4 (per share) is **35% lower** than in April 2024 ($71.6 prior to the 2024 Transformation Plan)

- ➢ The consensus opinion is clear. We believe that Cracker Barrel's Transformation Plan is unlikely to create shareholder value

Source: FactSet. Target price estimate as of October 22, 2025

62

It is clear to us that Cracker Barrel has NO viable strategy. There is NO path to achieving the stated financial targets as promised in the Transformation Plan

Reality

× Rebranding scrapped due to unprecedented customer and political backlash

× Store remodeling plan abandoned due to customer backlash

× Customers questioned food quality after news that stores were serving day-old biscuits and frozen meatloafs

× Company sponsored events that were completely disconnected from customer profile and resulted in DEI related targeting campaigns

× FY2026 guidance lowered to the worst guest traffic loss and Adj. EBITDA in a decade

× FY2027 Financial Targets scrapped

Part 4:
The CEO and Board who <u>DAMAGED the BRAND</u>
Cannot be Entrusted with its Future

Why Target CEO Julie Masino and Director Gilbert Dávila?

The Failed Transformation Plan and Rebranding Fiasco Was a Failure of Risk Management



Julie Masino
President, CEO, and
Director since 2023

"Board Oversight of Risk Management
It is the responsibility of our senior management, **under Ms. Masino's leadership**, to develop, implement and manage our strategic plans, and to identify, evaluate, manage and mitigate the risks inherent in those plans…



Gilbert Dávila
Director Since 2020
Board's Marketing Expert

…It is the responsibility of our Board of Directors to understand and oversee our strategic plans, the associated risks, and the steps that senior management is taking to manage and mitigate those risks."

Cracker Barrel 2025 DEFC14A Proxy Filed October 7, 2025

CEO Julie Masino and Dávila should have known better

In Recent Filings, The Board Continues to Tout their Marketing Expertise and Experience – They Should have known Better



Julie Masino
President, CEO, and
Director since 2023

"*Leadership Experience* — Ms. Masino has served as President, Chief Executive Officer, and other various leadership roles in the restaurant and retail industries. She has **extensive operational experience in leading marketing operations**, product development and franchise development while at Taco Bell and developing and implementing various strategies while at Starbucks."



Gilbert Dávila
Director Since 2020
Board's Marketing Expert

"*Industry Experience* — Mr. Dávila is an **expert in the fields of marketing and advertising, including market segmentation, data management and digital marketing**. He brings **valuable consumer, marketing and brand management experience** to our Board of Directors based on 25 years of service as a marketing executive and multicultural market expert with Fortune 500 and media/entertainment companies, including Procter & Gamble, Coca-Cola USA, McDonald's, Sears & Roebuck and Company, and The Walt Disney Company."

Cracker Barrel 2025 DEFC14A Proxy Filed October 7, 2025

First-Time public company CEO Julie Masino bears greatest responsibility for recent failures

CEO Julie Masino's Strategy Failed In Conception and Execution, Despite Her Reputation as a Strategic Thinker



CEO Julie Masino
President, CEO, and Director Since 2023

Experience[1]
- President International, President North America, Taco Bell
- President, SVP and GM Fisher-Price at Mattel
- President and then the CEO, Sprinkles Cupcakes
- Various leadership roles at Starbucks

   

"Today's announcement represents the culmination of a multi-year CEO succession-planning process by our Board of Directors and Sandy, and we are thrilled to welcome Julie to the head of the Cracker Barrel table. We believe **Julie 's track record as an innovator and a leader, together with her strategic thinking and passion for growth,** *will ensure that Cracker Barrel remains a place where people feel welcomed and cared for like family as we extend our hospitality to an even broader array of guests."*

– William McCarten[2]
(Former) Cracker Barrel Board Chair

1. Cracker Barrel 8-K Filed July 18, 2023
2. https://investor.crackerbarrel.com/node/23656/pdf

The marketing failure is compounded by broken shareholder promises



"...our work will continue to be grounded in extensive research...

...we will evolve the brand in a way that will resonate with, but not alienate current guests while increasing our appeal to new guests...

...we will take what is known and beloved about our differentiated brand and build upon it so that it's more relevant to today's and tomorrow's guests."

Cracker Barrel Business Update Call, May 16, 2024

"...we've mis-stepped...

...our team pivoted quickly to switch back to our Old Timer logo and has already begun executing new marketing, advertising and social media initiatives, leaning into Uncle Hershel and the nostalgia around the brand with more to come."

Cracker Barrel Q4 2025 Earnings Call, September 17, 2025



CEO Julie Masino is disconnected from Cracker Barrel's fundamental values

CRACKER BARREL **Published** October 4, 2025 9:00am EDT

Cracker Barrel co-founder says CEO 'knows very little' about the company following $700M rebrand failure

Tommy Lowe criticizes Julie Felss Masino's leadership after $700M rebranding sparked widespread backlash



"Cracker Barrel co-founder Tommy Lowe is speaking out against the company's current leadership, accusing its CEO of being out of touch with the Southern-country themed chain's loyal customer base"

-   *Fox News, October 4, 2025*

" She knows very little about Craker Barrel's operation — the history, the food. The idea she's come up with ... doesn't fit the customer"

"I doubt that they've ever been in a Cracker Barrel kitchen or have an idea of what their clientele is"

"That's just the biggest waste of money in the world"

-   *Cracker Barrel Co−Founder Tommy Lowe, Fox News, October 4, 2025*

Gilbert Dávila is the Board's proclaimed marketing and advertising expert

We believe The Board's Failed Oversight of Cracker Barrel's Rebranding Effort Begins with Mr. Dávila



Gilbert Dávila
Director Since 2020

Experience[1]
- President and CEO, DMI Consulting – multicultural marketing, diversity & inclusion and strategy firm
- Founding partner for Oppside, LLC – research and analytics company
- VP, Global Diversity and Multicultural Market Development, Walt Disney
- VP, Multicultural Management, Sears
- Marketing Director, Northeast Region for Coca-Cola USA
- Member of the Association of National Advertisers, co-founded ANA's Alliance for Inclusive and Multicultural Marketing

   

*"Mr. Dávila is an **expert in the fields of marketing and advertising** , including market segmentation, data management and digital marketing."*

– Cracker Barrel, 2025 Proxy[1]

*"As part of our established **Board succession planning initiatives** and to support Cracker Barrel's strategic focus on digital and multicultural engagement with employees and guests, we have been searching for a leader with Gilbert's expertise and experience. We are thrilled to welcome him to our Board.*

*I am confident that Gilbert's **deep knowledge of digital marketing, market segmentation and Diversity & Inclusion**, in addition to his decades of experience with some of the world's most respected brands, will provide tremendous benefits to our company and our management team."*

– William McCarten[2]
Former CBRL Board Chair

1. Cracker Barrel 2025 DEFC14A Proxy Filed October 7, 2025
2. Cracker Barrel 8-K Filed July 10, 2020

The failed oversight and lack of accountability is reflected in CEO pay – Gilbert Dávila is the Compensation Committee Chair



Gilbert Dávila
Chair of Compensation Committee

Julie Masino
Architect of Failed Transformation Plan

Plan Deficiencies

No Milestones or Metrics Related to Strategic Transformation Plan
- CEO Julie Masino's Strategic Transformation Plan is her signature initiative and was positioned as the Company's path to modernization and success
- If the Board truly believes that Cracker Barrel's success depends on CEO Julie Masino and the execution of her plan, then her pay should rely on achievements associated with that plan



No TSR Component
- TSR is a trusted and relevant measure of shareholder value creation
- Aligns with shareholder interests on an absolute and relative basis



	Plan Component	Pay Mix	Metrics	% of Award
CEO Compensation Plan Summary	Short-Term Incentives (Annual Bonus Plan)	100% Cash	Adjusted EBITDA	60%
			General Strategic Scorecard	40%
	Long-Term Incentives	50% Performance-Based Equity • 100% Performance Shares	Adjusted EPS Growth	75%
			Positive Quarterly Store-Level Traffic Growth	25%
		50% Time-Based Equity • 50% RSUs/50% Options	N/A	N/A

Source: Cracker Barrel 2025 Definitive Proxy Statement Filed October 7, 2025

Despite massive early failures, much of CEO Julie Masino's pay may be preserved

Although the Impact of the Recent Strategy and Rebranding Failures will likely appear in FY2026 Pay, Certain Plan Components and Modifications Make CEO Pay Less Susceptible to Disastrous Performance



Gilbert Dávila
Chair of Compensation Committee

Julie Masino
Architect of Failed Transformation Plan

Plan Components Making CEO Pay Disaster-Proof:

- **Base salary increase of ~3% in 2025** deemed as 'merit-based'
- Equal mix of performance- and time-based equity awards
  - Shareholders prefer a higher proportion of performance-based equity to time-based equity
- **Elimination of Relative TSR metric for performance-based equity awards**
  - Prior to 2025, performance-based awards were modified based on relative performance to the S&P MidCap 400 Index
  - For the past two years, Cracker Barrel has performed in the bottom quartile relative to the S&P MidCap 400 Index, resulting in a 25% reduction to payout levels for performance share awards
  - In 2025, the Compensation Committee determined that Adjusted EPS and positive quarterly store traffic (instead of Adjusted EBITDA modified by TSR) were more meaningful metrics and better aligned with long-term value-creation
- **Introduction of options as a component of time-based equity**
  - Options have same 3-year vesting period as restricted stock awards
  - 10-year option term provides more upside opportunity

Shareholder Note:
The Company disclosed that prior to the Compensation Committee certifying the 2025 results, the Company sustained "an unanticipated, highly public adverse reaction to its decision to modify its logo in certain applications and to undertake certain store remodel initiatives…" To ensure that CEO Julie Masino's interests "align" with those of shareholders, the Committee modified her 2025 bonus payout so that instead of receiving all of bonus in cash, 50% would be issued in restricted shares. **DO NOT BE FOOLED**. Those shares will vest in 12 months and have NO PERFORMANCE CRITERIA. Accordingly, CEO Masino's receipt of those shares will not depend on any corporate success derived from this disaster. Instead, she will eventually be paid in full for her failure.

Cracker Barrel 2025 Definitive Proxy Statement Filed October 7, 2025

The Board flaunts its lack of accountability by adopting two new Bylaws designed to restrict shareholder rights

Proposal 6: Ineligibility Provision

Prohibits the re-nomination of any nominee who fails to receive the threshold for favorable votes of votes cast pursuant to the following:

Vote Threshold – Fails to receive the favorable votes of at least:	Ineligibility Period
20%	3 years
25% (but not less than 20%)	2 years

Proposal 7: Mutual Reimbursement Provision

Establishes parameters for reimbursement for documented out-of-pocket costs and expenses related to shareholder nomination of candidates pertaining to **any two shareholder** meetings where directors are elected **during any 5-year period**

Subject to Vote Threshold	Nominee Support	Reimbursement	Reimbursement Limit
Each Nominee	Less than 25% of votes cast	Shareholder Reimburses Company	$5 Million
Each Nominee	Above 25% but not elected to Board	No Reimbursement	None
Any Nominee	Elected to Board	Company Reimburses Shareholder	$5 Million

- We believe that both of these Bylaws place the Board and management interests ahead of those of the shareholders.
- Moreover, the bylaws are unprecedented in scope and aimed at making it increasingly difficult to shareholders to hold management and Board accountable to repeated failures.
- We do not believe that any exercise of shareholder rights should be hindered or restricted.
- Accordingly, we are urging shareholders to vote AGAINST the Board's adoption of these Bylaws, which are included as Proposals 6 and 7 on Biglari Capital's proxy card

Source: Company Bylaws and SEC filings

Do not allow management to obscure what this campaign is about…



Julie Masino
President, CEO, and
Director since 2023
Architect of Failed Strategic
Transformation Plan



Gilbert Dávila
Director Since 2020
Board's Marketing Expert
Most Responsible for Failed
Rebranding Oversight



Other investors are also demanding accountability





STATE BOARD OF ADMINISTRATION

STATE BOARD OF ADMINISTRATION
OF FLORIDA

1801 HERMITAGE BOULEVARD, SUITE 100
TALLAHASSEE, FLORIDA 32308
(850) 488-4406

POST OFFICE BOX 13300
32317-3300

RON DESANTIS
GOVERNOR
CHAIR

BLAISE INGOGLIA
CHIEF FINANCIAL OFFICER

JAMES UTHMEIER
ATTORNEY GENERAL

CHRIS SPENCER
EXECUTIVE DIRECTOR

August 29, 2025

Carl T. Berquist, Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

Re: Branding Controversy and Governance Inquiry

Dear Mr. Berquist:

We are writing to express our concerns regarding the recent branding changes at Cracker Barrel Old Country Store, Inc., which have generated significant public attention and controversy. This action ultimately resulted in a reversal of the rebranding effort by management on August 26, 2025, following universal outcry and significant decline in market capitalization of the company.

While the share price shows signs of recovery following the reversal, as fiduciaries of long-term shareowner capital we believe it is essential that both management and the Board of Directors provide clarity on the rationale, costs, and risk assessments associated with the rebranding effort so that we can understand what factors influenced the company's decision to pursue the original change, and what controls are in place by both management and the Board to prevent such an unforced error from occurring again.

Considering the severe reputational harm and likely financial risks stemming from this controversy, we request that the Board respond to the following questions:

1. What was the total cost of the rebranding campaign, including all design, implementation, marketing, and associated consulting or advisory services beginning from the initiation of the planning and development stage of the rebranding effort through the final decision to reverse course?

2. What social, political, ideological or other nonpecuniary factors (e.g. DEI or ESG factors) were considered during the decision-making process for the rebrand? How were these factors evaluated and documented?

The State Board of Administration (SBA) of Florida Retirement System:

- Sent a letter on August 29, 2025[1] to Cracker Barrel's Board Chair outlining concerns about the "rebranding fiasco";

- Raised questions regarding the financial ramifications and process including:
  - What was the total cost of the rebranding campaign?
  - What if any "nonpecuniary factors" were considered and how?
  - What is the estimated cost to reverse the rebranding debacle?
  - What risks were disclosed prior to the rebrand, particularly those related to brand identity, stakeholder perception, or reputational impact?

- Filed a Notice of Exempt Solicitation on October 3, 2025[2] stating that the "Board's handling of this episode raises serious questions about governance, risk oversight, and the prioritization of shareholder value"; and

- Is planning to vote AGAINST the entire Cracker Barrel Board to "prevent future value destruction"

1. SBA of Florida Letter to Cracker Barrel Board Chair August 29, 2025
2. Form PX14A6G filed October 3, 2025

Appendix:

Biglari Capital has Consistently Been Right on the Issues

Biglari Capital has a proven track record of raising relevant operational concerns

2011: Store Expansion	2016: Holler & Dash	2019: Punch Bowl Social	2024: Maple Street









"We've had an expansion plan in place that takes us to over 1,000 stores..." [1]

"Mr. Biglari says we shouldn't be building new stores..." [2]

"With its biscuit-inspired menu that pays tribute to the South in an innovative and modern way, Holler & Dash was created to extend our reach into urban areas and attract new audiences." [3]

"The investment in Punch Bowl Social allows Cracker Barrel to enter a new and expanding experiential food and beverage segment, providing another growth vehicle to deliver shareholder value." [5]

"The acquisition [Maple Street] accelerates our penetration in this segment and provides growth for delivering shareholder value" [7]

Biglari Capital's Advocacy[11]

Cracker Barrel should focus on existing stores instead of opening new stores.

Cracker Barrel should divest from Holler & Dash as a means to reach new consumer bases and focus on existing stores.

Cracker Barrel should not diversify into unrelated concepts such as Punch Bowl Social (PBS)

CBRL should end Maple Street operations, along with new store openings and focus on existing locations along with paying dividends.

Outcome

Biglari Holdings lost a proxy contest for one Board seat but won the expansion argument, which could have entailed a capital outlay of about $2 billion

7 stores opened between 2016 to 2019, with the venture eventually being abandoned [4]

Cracker Barrel lost $137 million in PBS investment [6]

No material impact on revenue +$5 million in goodwill impairment in FY2024 [8]

$16.2 million store impairment charge in FY2025 for low-performing Maple Street stores (Q4 FY2025 Transcript) [9]

Guidance of 14 Maple Street units closed in Q1 FY2026, along with 2 units closed in both 2024 & 2025. [10]

1. Goldman Sachs Lodging, Gaming, Restaurant and Leisure Conference, June 6, 2011
2. Lawrence Hyatt, CFO, Analyst and Investor Meeting, 4/26/2012
3. Sandra Cochran, Business Insider, 02/25/2016
4. CEO Sandra Cochran's response to Mr. Biglari, 11/21/2011
5. Sandra Cochran, CEO, Q1 2020 Earnings Call Transcript, 11/26/2019
6. FY2020 10-K. The Company recorded a loss of $137 million for PBS. The Company also recorded severance expenses of $3.956 million related to the elimination of 469 Company positions.
7. Sandra Cochran, PR Newswire, 10/11/2019
8. 2024 8-K. The Company recorded an impairment of the entire goodwill amount of $4,690 in the third quarter of 2024 (for MSBC)
9. https://investor.crackerbarrel.com/news-releases/news-release-details/cracker-barrel-old-country-storer-sends-second-letter
10. https://www.sec.gov/ix?doc=/Archives/edgar/data/0001067294/000110465925093663/cbrl-20250801x10k.htm
11. Biglari Capital SEC filings

Biglari Capital's 2024 campaign was aimed at stopping Cracker Barrel's rebranding and remodeling efforts – two key pillars of the 2024 Transformation Plan

Sardar Biglari

CEO Biglari Capital

*"**Cracker Barrel is not a broken brand**…."*

*"**We do not believe changing the furniture and altering the decor** are going to change the Company's trajectory or solve the Company's **underlying problem of declining traffic**."*

*"…..**we believe Cracker Barrel is relevant; the problem rests not with the brand but with its board**."*

*"…the questionable transformation plan is indicative of a poorly constituted **board that cannot relate to the Cracker Barrel brand or its customers**."*

*"The Company's big strategy to turn itself around is to spend $700 million, or 70% of its market value, on store renovations and remodels. Before I knew of management's plan, **my advice to the CEO was that she should avoid falling into the textbook trap of overspending on cosmetic remodeling to stem guest traffic declines, a mistake I have seen at many failing restaurant companies**."*

Source: Biglari Capital letter to shareholders dated November 13, 2024

We warned against investing 70% of Cracker Barrel's then market cap on rebranding and remodeling initiatives

Sardar Biglari

CEO Biglari Capital

> *"**We do not believe changing the furniture and altering the decor are going to change** the Company's trajectory or solve the Company's **underlying problem of declining traffic**.*
>
> *…the questionable transformation plan is indicative of a poorly constituted **board that cannot relate to the Cracker Barrel brand or its customers**.*
>
> *…we **believe Cracker Barrel is relevant; the problem rests not with the brand but with its board**.*
>
> ***Cracker Barrel is <u>not</u> a broken brand**"* [1]
>
> *The Company's big strategy to turn itself around is to spend $700 million, or 70% of its market value, on store renovations and remodels. Before I knew of management's **plan, my advice to the CEO was that she should avoid falling into the textbook trap of overspending on cosmetic remodeling to stem guest traffic declines, a mistake I have seen at many failing restaurant companies**."* [2]

1. Biglari Capital letter to shareholders dated October 8, 2024
2. Biglari Capital letter to shareholders dated November 13, 2024

Biglari correctly predicted that the Plan would not work and urged the CEO to focus on improving operations and maintaining the brand heritage

Sardar Biglari

CEO Biglari Capital

> *Cracker Barrel Old Country Store is a history-steeped place that channels Americana; there are a few brands like it, and none require wholesale changes to their aesthetic. The day Cracker Barrel opened, it was already old — its theme derived from the 1920s.* ***I am concerned that not only will the remodel not work but it could actually damage the brand further****. These decisions are taking us down the same path, I believe, as Ruby Tuesday, Red Lobster, TGI Fridays, and the like. Let me make my position clear:* ***The company's $700 million remodel plan will <u>not</u> work!"***
>
> *Biglari Capital letter to shareholders dated November 13, 2024*
>
> *"****The single greatest way for Cracker Barrel to create value is by improving operations****. The stores must provide a warm, caring, hospitable environment with authentic country cooking.*
>
> *…****we believe the Company has to keep its offerings simple but true to the brand's heritage****, in the form of high-quality home-style cooking."*
>
> *Biglari Capital letter to shareholders dated October 8, 2024*

Instead of objectively evaluating the concerns he has raised, Cracker Barrel consistently resorts to personal attacks on Mr. Biglari



"…. Mr. Biglari's "plan" is to take Cracker Barrel back to "1980's" menus, insist we "focus on our stores" …. and divest Maple Street Biscuit Company, in the misguided belief that it is a distraction."

Source: Company letter to shareholder, Oct 9, 2024

"The Board believes Mr. Biglari's interests are not aligned with other shareholders."

"Mr. Biglari offers no substantive solutions to Cracker Barrel's challenges…"

Source: Company letter to shareholder, Oct 29, 2024



"we believe Mr. Biglari's "plan" demonstrates an outdated understanding of the industry, our guests, our operations, and the work we have underway."

Source: Company letter to shareholder, Nov 4, 2024

"Mr. Biglari is urging shareholders to vote against Cracker Barrel's CEO and director CEO Julie Masino and independent director Gilbert Dávila. The other Board members are united in the strong belief that Ms. Masino and Mr. Dávila are invaluable members of the Board."

"We believe his present campaign is designed to hurt the business, as he calls for the removal of critical leadership."

Source: Company letter to shareholders, October 7, 2025

The Board owes shareholders answers

- Management spent $24 million and thousands of hours on the rebrand/Transformation Plan since May 2024, who on the Board were pushing back on these issues?

- Management consistently states that prior to the rebranding launch, the plan was working. If the plan was working, why change? What empirical evidence does the Board have of the plan's success?

- What was the aggregate cost of the rebranding campaign?

- What is the estimated cost to reverse the rebranding debacle?

- Did the Board consider the risks associated with the rebrand, particularly those related to brand identity, stakeholder perception, and reputational impact? If so how? If not, what if any risks did the Board consider in connection with rebranding?

- In FY2025, why did it cost $20 million to remodel 4 stores? What is the cost of reverting them to Old Timer design?

- Why did CBRL spend $15 million on new stores, when guest traffic was negative at existing stores?

1. Cracker Barrel letter to shareholders dated Oct 7, 2025
2. Cracker Barrel 2025 proxy statement
3. Market cap based on starting value of $1244 million on Jan 1, 2011 and ending value of $964 million on October 8, 2025. Capex based on net capex numbers from 10-K from FY2011 to FY2025

Why does Cracker Barrel continue to fight Mr. Biglari - an experienced restaurant investor with a solid track record of creating shareholder value?

"The Company estimates that it spent a total of approximately $31 million in proxy contest defense costs across seven contested solicitations initiated by Biglari since 2011, including approximately $8.2 million in connection with the 2024 Annual Meeting of Shareholders alone."

The Company Proxy Statement 2025

5-year Total Shareholder Return



BIGLARI HOLDINGS INC.
219.8%
Cracker Barrel
OLD COUNTRY STORE
(51.65%)
09/17/20
11/17/20
01/17/21
03/17/21
05/17/21
07/17/21
09/17/21
11/17/21
01/17/22
03/17/22
05/17/22
07/17/22
09/17/22
11/17/22
01/17/23
03/17/23
05/17/23
07/17/23
09/17/23
11/17/23
01/17/24
03/17/24
05/17/24
07/17/24
09/17/24
11/17/24
01/17/25
03/17/25
05/17/25
07/17/25
09/17/25

* Source: Total shareholder return chart based on FactSet data as of September 17, 2025

Additional Information

Decline in total CEO pay conceals flawed incentive program

2025 Pay Increases Offset by $800K in One-Time Awards in 2024, Suggest Questionable Pay-Performance Alignment



1 3% increase in Base Salary from $1M

3 21.8% increase in Annual Bonus

5 4.8% decline in Total Pay YoY

2 6% decrease in Total Equity Awards due to one-time grant in FY2024 totaling ~$450,000

4 73.4% decline in All Other one-time relocation expense of $350,00 in FY2024

Name and Principal Position	Year	Salary[1] ($)	Restricted Stock/RSU Awards[2]	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
CEO Julie Masino,[6]	2025	$ 1,030,000	$ 2,858,160	$ 952,746	$ 1,380,586	$ 141,123	$ 6,362,615
President and Chief Executive Officer	2024	$ 970,863	$ 4,049,864		$ 1,133,270	$ 529,714	$ 6,683,711

Julie Masino
President, CEO, and Director since 2023

Reconciliation of YoY Total CEO Pay

1.	Increase in Salary	$ 59,137
2.	Decrease in Equity	-238,958
3.	Increase in Annual Bonus	247,316
4.	Decrease in All Other	-388,591
5.	**Net Difference YoY**	**- $ 321,096**

One-time grant of $450,000 made in 2024

One-time payout of $350,000 made in 2024

Source: Cracker Barrel 2025 Definitive Proxy Statement Filed October 7, 2025

CEO Julie Masino consistently reiterated CapEx estimates for the Transformation Plan

*"**For the three-year period, we anticipate total capital expenditures of $600 million to $700 million**. This comprises the following amounts per year: approximately $160 million to $180 million in fiscal 2025, approximately $180 million to $220 million in fiscal 2026, and approximately $260 million to $300 million in fiscal 2027".*

- *CBRL CFO Craig Pommells, May 2024 Investor Conference*

January 2025 ICR Conference Guidance

Potential Capital Expenditures by Year			
	FY25	FY26	FY27
Baseline Capex	$125M	$125M	$125M
Strategic Investments*	$35M to $55M	$55M to $95M	$135M to $175M
Total Capex	$160M to $180M	$180M to $220M	$260M to $300M

"We are NOT spending $600-700 million on store remodels over the next three years as Mr. Biglari falsely claims. Our strategic plan contemplates spending $225 - $325 million in incremental capital"

- *CBRL press release in Biglari Capital letter to shareholders, November 13, 2024*

"Lastly, we anticipate capital expenditures of $160 million to $180 million. In closing, we're pleased with our strong Q2 results and our transformation plan remains on track"

- *CBRL CFO Craig Pommells, Q2 FY2025 Earnings Call*

"In fiscal 2025, the Company invested $158.6 million in capital expenditures, composed of approximately $105 million in store maintenance, $20 million related to remodels, $19 million associated with technology and other strategic initiatives, and $15 million for new stores."

- *CBRL Website, Q4 FY2025 Investor Report*

Cracker Barrel poor performance compared to Texas Roadhouse

A $100 invested in Texas Roadhouse 10-years ago would be worth $577 today. It would be worth $39 only if invested in Cracker Barrel

Source: FactSet. Indexed to 100. Data as of Oct 23, 2025

Indexed Guest Traffic Growth

143.5

76.7

Source: Company SEC Filings

Texas Roadhouse significantly grew its AUV while Cracker Barrel's AUV remained largely stagnant

Average Unit Volume (AUV)


● Cracker Barrel ● Texas Roadhouse

Year	Cracker Barrel	Texas Roadhouse
2011	$4.07	$3.92
2012	$4.23	$4.09
2013	$4.26	$4.19
2014	$4.29	$4.35
2015	$4.49	$4.66
2016	$4.58	$4.81
2017	$4.56	$4.97
2018	$4.58	$5.21
2019	$4.66	$5.55
2020	$3.78	$4.65
2021	$4.19	$6.36
2022	$4.85	$6.94
2023	$5.10	$7.64
2024	$5.16	$8.49
2025	$5.19	$8.65

Source: Company SEC Filings